SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-15106

dated October 25, 2002

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro - RJ - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Publicly-Traded Company

PRESS RELEASE

Petrobras takes over control of Petrolera Santa Fe

(Rio de Janeiro, October 24, 2002). - PETROLEO BRASILEIRO S.A. - Petrobras, (BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA), Brazil's largest oil and gas, petrochemicals, and energy company, announces that it completed the acquisition of, and assumed control of, Petrolera Santa Fe, the Argentine subsidiary of Devon Energy Corporation (NYSE: DVN).

This transaction, consistent with Petrobras’ announced strategy of international expansion, contemplated a price of US$89,550,000, which payment was made today.

Petrolera Santa Fe is dedicated to the exploration, development and production of oil and gas reserves in Argentina. During 2001, Petrolera Santa Fe produced approximately 6,040 barrels of crude oil per day and approximately 642,000 cubic meters of gas per day from its Sierra Chata, Refugio Tupungato, Atamisqui and El Tordillo fields. Additionally, Petrolera Santa Fe is the concessionaire of the El Mangrullo field, yet to enter into production. Petrobras, based on SPE criteria, estimated Petrolera Santa Fe’s proved reserves as of December 31, 2001 at 84.7 MMboe (millions of barrels of oil equivalent).

With this transaction, Petrobras increases its portfolio of upstream investments by incorporating Petrolera Santa Fe’s assets to its current production assets in the province of Salta and its exploration assets in the Neuquen basin. Together with the recent acquisition of the control of PECOM, this acquisition is expected to generate synergies and to allow Petrobras to consolidate its position as an important player in the Argentine market.

As expressed recently by Petrobras’ CEO Francisco Gros: “The acquisition of Petrolera Santa Fe is another step in the consolidation of Petrobras’ international expansion and in establishing its presence in the Latin American energy sector”.

Petroleo Brasileiro S. A. – Petrobras is one of the world’s largest integrated oil & gas companies, with business in a wide range of activities, including exploration, production and transport of oil & gas, oil refining, distribution and marketing of gas, oil and its oil products, and energy generation. Petrobras is based in the city of Rio de Janeiro and has operations in Brazil and in the rest of Latin America. It also has operations in the Gulf of Mexico and West Coast of Africa. According to the consolidated financial statements for year 2001, Petrobras is the largest company in Brazil and the third largest industrial corporation in Latin America.

J. P. Morgan Securities advised Petrobras in this transaction.

Rio de Janeiro, October 24, 2002.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

João Pinheiro Nogueira Batista
CFO and Investor Relations Director

http://www.petrobras.com.br/ri/ingles

Contacts:
PETROLEO BRASILEIRO S.A - PETROBRAS	THOMSON FINANCIAL/CARSON
Investor Relations Department	Isabel Vieira (New York)
Luciana Bastos de Freitas Rachid - Executive Manager	(212) 701-1823
E-mail: lrachid@petrobras.com.br	isabel.vieira@thomsonir.com
Carlos Henrique Dumortout Castro - Manager	Valter Faria (Brazil)
E-mail:carloshdc@petrobras.com.br	(11) 3848-0887 ext. 202
Av. Republica do Chile, 65 - 4th floor	valter.faria@thomsonir.com.br
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 25, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ JOÃO PINHEIRO NOGUEIRA BATISTA
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.